Richard L. Magee Senior Vice President, General Counsel and Secretary rick.magee@enproindustries.com
July 2, 2010
Via EDGAR
Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631Washington, D.C. 20549-4631

Re:	EnPro Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 3, 2010 File No. 1-31225
Dear Mr. O’Brien:
     This letter supplements our letter dated June 18, 2010 responding to the comments on the Form 10-K for the fiscal year ended December 31, 2009 of EnPro Industries, Inc. (the “Company”) provided by the staff of the Securities and Exchange Commission in your letter to the Company dated May 21, 2010 (the “Staff’s Letter”). The Company is today filing Amendment No. 1 on Form 8-K/A to re-file the loan and security agreement referred to in comment 5 of the Staff’s Letter to include the exhibits and schedules thereto.
     If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1523.

Sincerely,
/s/ Richard L. Magee

Richard L. Magee Senior Vice President, General Counsel and Secretary

5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1523
Fax 704 731 1511
www.enproindustries.com